June 9, 2010

Via Facsimile, Express Courier and EDGAR

Ms. Cecilia Blye

Office of Global Security Risk Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Room 7010

Attn:                    Cecilia Blye, Chief Office of Global Security Risk

Jennifer Hardy, Special Counsel

Re:                               Response to Comment Letter dated May 25, 2010

Huntsman Corporation

File No. 001-32427

Form 10-K for the Year Ended December 31, 2009

Dear Ms. Blye:

On behalf of Huntsman Corporation (the “Company”), we are submitting this correspondence in response to the comments provided in the Staff’s letter dated May 25, 2010 with respect to the Company’s Annual Report on Form 10-K referenced above. For your convenience, we have repeated each of the Staff’s comments below in the order and following the numbering presented in the Staff’s letter of May 25, 2010, followed by the Company’s response.

General

1.                                      We note from your website that you conduct business in Syria, have an agent located in Syria and sales representatives for Syria, and that you conduct business in Sudan and have contact information listed for Sudan. We also note that one of your business partners’, Zamil Group sells products in Sudan. Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to

Ms. Cecilia Blye

United States Securities and Exchange Commission

June 9, 2010

U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Company Response:

The Company and its subsidiaries do not have employees or physical operations in either Syria or Sudan. Certain of the Company’s non-U.S. subsidiaries had an immaterial amount of sales into Syria and Sudan in 2007, 2008 and 2009. The products sold consisted of MDI or polyurethane systems, surfactants and amines, epoxy resins and adhesives, dyes and textiles chemicals, and titanium dioxide. None of those were “dual-use products” as defined in BIS Export Administration Regulations. The tables below set forth information on sales in each country and show that annual sales in the last three years into each country were less than one-tenth of one percent of the Company’s total sales.

Syria

(in millions)

Year	Sales into Syria	% of Company’s Total Sales
2007	$4.8	0.05%
2008	$5.4	0.05%
2009	$4.5	0.05%

Sudan

(in millions)

Year	Sales into Sudan	% of Company’s Total Sales
2007	$2.0	0.02%
2008	$1.0	0.01%
2009	$0.7	0.01%

To the Company’s knowledge, the sales reflected in the tables above were made in compliance with U.S. laws and none of the products sold were manufactured in the U.S. None of those sales were to the governments of Syria or Sudan or to the knowledge of the Company to entities controlled by those governments. During the time those sales were made to the present, neither the Company nor its subsidiaries have had any agreements or commercial arrangements or, to the knowledge of the Company, contacts with the governments of Syria or Sudan or, to the knowledge of the Company, any entities controlled by either of those governments. In addition, neither the Company nor its subsidiaries have any interest in any Syrian or Sudanese company. No significant changes in these activities are anticipated in the near future.

Ms. Cecilia Blye

United States Securities and Exchange Commission

June 9, 2010

2.                                      We note January and February 2010 news articles stating that you and your subsidiaries were ceasing operations in Iran. We note that your Form 10-K does not provide disclosure regarding activities in Iran. Please update us on the status of your cessation of business in Iran and describe the nature and extent of your direct and indirect contacts with Iran. Your response should describe any services or products you have provided to Iran and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government.

Company Response:

As reported in the news articles referenced in the Staff’s letter, earlier this year the Company decided to cause its non-U.S. subsidiaries to cease sales of products into Iran. Although immaterial both quantitatively and qualitatively, the Company determined that sales into Iran are inconsistent with the Company’s values. Beginning in late January 2010, the Company caused its non-U.S. subsidiaries that had sales into Iran to cease entering into new agreements or arrangements to sell products into that country and begin working to terminate or cause to expire all agreements pursuant to which the Company’s non-U.S. subsidiaries sold products into Iran, including agency and distribution agreements. The majority of those agreements were terminated by the end of April of this year. The Company continues to work with its non-U.S. subsidiaries to terminate the remaining agreements and expects that substantially all of those agreements will be terminated by the end of July of this year. A few contracts, however, will likely not terminate until early next year due to their terms or the possible consequences of earlier termination.

We believe that sales of our product to certain customers in other countries within the region have in the past been re-sold into Iran by those customers. Since January 2010, the Company will not sell to customers whom the Company knows will resell into Iran. Where the Company sells to customers whom it has reason to believe will re-sell its products into Iran, those customers are reminded of the Company’s policy not to sell products into Iran and are required to complete a destination declaration or the Company will not sell to the customer.

Certain of the Company’s non-U.S. subsidiaries had an immaterial amount of sales into Iran in 2007, 2008 and 2009. The table below sets forth information on sales into Iran and shows that annual sales into Iran were less than three tenths of one percent of the Company’s total sales. The products sold consisted of MDI or polyurethane systems, surfactants and amines, and epoxy resins and adhesives. None of those were “dual-use products” as defined in BIS Export Administration Regulations.

Ms. Cecilia Blye

United States Securities and Exchange Commission

June 9, 2010

Iran

(in millions)

Year	Sales into Iran	% of Company’s Total Sales
2007	$28.7	0.3%
2008	$17.2	0.17%
2009	$20.6	0.27%

To the Company’s knowledge, the sales reflected in the table were made in compliance with U.S. laws and none of the products sold were manufactured in the U.S. None of those sales were to the Iranian government or, to the knowledge of the Company, to entities controlled by the government of Iran. During the time those sales were made to the present, neither the Company nor its subsidiaries have had any agreements or commercial arrangements or, to the knowledge of the Company, contacts with the government of Iran or, to the knowledge of the Company, to entities controlled by the government of Iran. In addition, neither the Company nor its subsidiaries have any interest in any Iranian company.

We have an approximately four percent interest in a joint venture in which the Zamil Group also has an interest. This joint venture manufactures butanediol, but we do not own or control any of the product produced by this joint venture. We also have a 50 percent interest with the Zamil group in a joint venture that began manufacturing ethyleneamines in June 2010. We control sales of product from this joint venture, which are subject to the prohibitions related to sales into Iran described above. The Zamil Group engages in many other business activities in which we have no interest and with which we are not familiar.

3.                                      Please discuss the materiality of any contacts with Iran, Syria and Sudan described in response to our prior comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. — designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Company Response:

The Company’s sales into Syria, Sudan and Iran are not material, individually or in the aggregate to the Company nor do they create a material risk to our security holders.

Ms. Cecilia Blye

United States Securities and Exchange Commission

June 9, 2010

As described in our responses to questions 1 and 2 above, the aggregate sales into Syria, Sudan and Iran during each of the last three years represent less than one-third of one percent of the Company’s total sales in each such year. Therefore the Company believes such sales are quantitatively immaterial. Moreover, the Company has no assets in any of those countries and neither the Company nor any of its subsidiaries have any interest in any Syrian, or Sudanese or Iranian company.

From a qualitative perspective, we also believe the sales into Syria, Sudan and Iran to be immaterial. The Company’s investor relations department has not received any inquiries or questions during 2009 or 2010 from investors or analysts regarding sales into Syria, Sudan or Iran. The Company is not aware of any investors ceasing to be an investor in the Company as a result of these sales activities or of any boycott of the Company. During the two weeks following our announcement that we would cease selling products into Iran, the Company’s stock traded in-line with Dow Chemical and an index of chemical companies, indicating that the announcement had no material effect on the Company’s stock price. State and municipal governments, universities, and other investors who have described themselves as “socially responsible investors” own less than two and one-half percent of the Company’s outstanding common stock.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 584-5828.

Very truly yours,

/s/ JAMES R. MOORE
James R. Moore
Executive Vice President, General Counsel and Secretary

cc:
Jennifer Hardy, Special Counsel, U.S. Securities and Exchange Commission
J. Kimo Esplin, Executive Vice President and CFO, Huntsman Corporation